August 24, 2022
Via EDGAR Correspondence
Office of Technology
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn:    Megan Akst
Kathleen Collins
Re:      Bandwidth Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed on February 25, 2022
File No. 001-38285
To the addressees set forth above:
This letter is submitted by Bandwidth Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) concerning the above-referenced filing of the Company, as set forth in your letter to the Company dated August 11, 2022 (the “Comment Letter”).
This letter confirms our telephone conversation with Ms. Collins on August 23, 2022 regarding the Company’s request for a 10-day extension to respond to the Comment Letter. The Company currently expects to respond to the Comment Letter on or about September 6, 2022.
Please do not hesitate to contact the undersigned if you have any questions regarding this letter.
Sincerely,
Bandwidth Inc.
By: /s/ Daryl E. Raiford
Daryl E. Raiford
Chief Financial Officer
cc:      Brandon Asbill, Bandwidth Inc.
Michael Benjamin, Latham & Watkins LLP
Shagufa Hossain, Latham & Watkins LLP

Bandwidth +1 800-808-5150 support@bandwidth.com	www.bandwidth.com	900 Main Campus Drive Raleigh, NC 27606 United States

Ms. Kathleen Collins and Ms. Megan Akst
Securities and Exchange Commission
July 21, 2022

cc:	Brandon Asbill, Bandwidth Inc.
Michael Benjamin, Latham & Watkins LLP
Shagufa Hossain, Latham & Watkins LLP

Bandwidth • 900 Main Campus Drive, Raleigh, NC 27606 • 800-808-5150	2